Answer to 77D

The investment strategies for The Core Fixed Income
 Portfolio and The Intermediate Fixed Income Portfolio of Delaware Pooled Trust ("DPT") have been revised to allow each Portfolio to invest up to 20% of its assets in foreign securities. The investment strategy for The Core
Plus Fixed Income Portfolio of DPT has been revised so that the Portfolio will invest between 5% and 20% of the Portfolio's total assets in the international sector under normal circumstances. The policies described above are reflected in DPT's current prospectus.